# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: VNET Group, Inc., CIK 0001508475
CUSIP: 90138A103**
Title of class of securities: Class A orindary shares, par value US$0.00001 per share
Address of issuer's principal executive offices: Guanjie Building, Southeast 1st Floor, 10# Jiuxianqiao Eastt Road, Beijng F4, China (F4), 100016
Date of event which requires filing of this statement: 04/21/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-034759
Filed by CIK 0001952264

## Reporting persons
- Samarra Company Limited: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: **There is no CUSIP number assigned to the ordinary shares. CUSIP number 90138A103 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, each ADS representing six (6) Class A ordinary shares, which are quoted on the Nasdaq Global Market under the symbol "VNET".
- Damac Capital Limited: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: **There is no CUSIP number assigned to the ordinary shares. CUSIP number 90138A103 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, each ADS representing six (6) Class A ordinary shares, which are quoted on the Nasdaq Global Market under the symbol "VNET".
- Hussain Ali Habib Sajwani: type of reporting person: individual (IN); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: **There is no CUSIP number assigned to the ordinary shares. CUSIP number 90138A103 has been assigned to the American Depositary Shares ("ADSs") of the Issuer, each ADS representing six (6) Class A ordinary shares, which are quoted on the Nasdaq Global Market under the symbol "VNET".

## Item 1. Issuer
Name of issuer: VNET Group, Inc.
Address of issuer's principal executive offices: Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road, Chaoyang District, Beijing, China, 100016

## Item 2. Person Filing
Name of person filing:
Samarra Company Limited

Damac Capital Limited

Hussain Ali Habib Sajwani
Address of principal business office or, if none, residence: Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands
Citizenship: Samarra Company Limited: British Virgin Islands; Damac Capital Limited: British Virgin Islands; Hussain Ali Habib Sajwani: United Arab Emirates

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Samarra Company Limited: /s/ Essa Mohammed A. Ibrahim, Director (05/14/2025)
- Damac Capital Limited: /s/ Mohamed Ali Kokar, For and on behalf of The Dynamic Family Investment Foundation (05/14/2025)
- Damac Capital Limited: /s/ Darren Teudin, For and on behalf of The Dynamic Family Foundation (05/14/2025)
- Damac Capital Limited: /s/ James Harrison, For and on behalf of The Dynamic Family Foundation (05/14/2025)
- Hussain Ali Habib Sajwani: /s/ Hussain Ali Habibi Sajwani, Hussain Ali Habibi Sajwani (05/15/2025)